SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 13)*

Endesa, S.A.
(Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1
(CUSIP Number)

Acciona, S.A.
Avenida de Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid, Spain 28108
Attention: Jorge Vega-Penichet
+34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 13 (“Amendment No. 13”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 13 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D.

  Item 4. Purpose of Transaction.

     Item 4 is hereby amended to add the following supplemental information:

     On March 23, 2007, Acciona filed with the CNMV an Hecho Relevante, or current report. An English translation of this report is attached as Exhibit 99.34 hereto and incorporated herein by reference. All Hechos Relevantes filed by Acciona and other reporting persons with the CNMV are available on the internet at www.cnmv.es/english/index_e.htm under the “Significant events and other communications” tab. In the Hecho Relevante, Acciona reported that:

     As previously reported, Acciona has had or is having discussions and contacts with shareholders of Endesa, potential investors, the offeror E.ON and, only recently, with ENEL Società per Azioni (“Enel”).

     The purpose of these conversations has been and is to explore the options open to Acciona in connection with the E.ON offer and possible alternatives to the offer, and to decide, in the best interest of Acciona and its shareholders, whether to accept (or not) the E.ON offer.

     In this connection, Acciona and Enel have lately held discussions for the purposes of reviewing possible scenarios following the E.ON offer, and the possibility, in the event that the offer does not result in the acquisition of 50% or more of the share capital of Endesa by E.ON, to develop a shared management project for Endesa under the leadership of Acciona, which would include, as a first step, in compliance with current legislation, the launching by Acciona and Enel of a tender offer for all of the shares in Endesa not already held by either of them.

     Though discussions with Enel have progressed positively, no definitive agreement has been reached. There can be no assurance as to the outcome of any such discussions, or the terms of any transaction or matter that might be agreed or undertaken by Acciona. If any such agreement is reached, Acciona will immediately make an appropriate public disclosure.

     The attached Hecho Relevante is an English language translation of a document that was issued outside the United States pursuant to the facilities of the Spanish Comisión Nacional del Mercado de Valores, and is not an announcement or extension of a tender offer in the United States or in any other jurisdiction, nor can there be any assurance that any tender offer will be announced, proposed or made with respect to the Shares or the ADSs. If a tender offer were made to United States holders of Shares or ADSs, it is expected that it would be extended in the United States only in compliance with the procedural and filing requirements of tender offer rules and regulations under the United States federal securities laws, except insofar as an exemption or other relief is obtained therefrom.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended to add the following supplemental information:

     Item 4 of this Amendment No. 13 is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and supplemented by adding the following thereto:

99.34	Hecho Relevante (No. 78380) filed on March 23, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to Acciona’s discussions with ENEL Società per Azioni) (English translation)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2007

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet
Name: Jorge Vega-Penichet
Title: Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo
Name: Vicente Santamaria
de Paredes Castillo
Title: Company Secretary

INDEX OF EXHIBITS

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between,
Finanzas Dos, S.A. as guaranteed party, Acciona, S.A. as guarantor, Banco Santander
Central Hispano, S.A. as financing entity. (1)

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from
Banco Santander Central Hispano, S.A. to Acciona, S.A. (1)

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco
Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related
Term Sheets. (1)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of
September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos,
S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3,
2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10,
2006 and October 11, 2006). (1)

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16,
17 and 19, 2006. (2)

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated
November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona,
S.A. and Finanzas Dos, S.A. (5)

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander
Central Hispano, S.A., dated September 25, 2006. (6)

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano,
S.A., dated September 25, 2006. (6)

10.9	English Translation of Syndicated Financing Agreement between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006. (8)

10.10	English Translation of Syndicated Financing Agreement between Acciona, S.A. and the
Lenders, dated December 21, 2006. (8)

10.11	English Translation of Shareholder Subordinated Loan Agreement between Acciona,
S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006. (8)

10.12	English Translation of Coordination and Guarantees Agreement between Acciona, S.A.,
Finanzas Dos, S.A. and the Lenders, dated December 21, 2006. (8)

10.13	English Translation of Shareholder Support Agreement between Acciona, S.A., Finanzas
Dos, S.A. and the Lenders, dated December 21, 2006. (8)

10.14	English Translation of CMOFs Agreement between Acciona, S.A. and the Lenders, dated
December 21, 2006. (10)

10.15	English Translation of CMOFs between Finanzas Dos, S.A. and the Lenders, dated
December 21, 2006. (10)

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs
GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720). (1)

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Response to query from the
CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation) (2)

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006. (3)

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte
Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil
Action No. 06 CV 8720). (3)

99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.) (4)

99.6	Press release issued by Acciona, S.A., dated November 10, 2006. (4)

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares.) (5)

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge,
United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No.
06 CV 8720), dated November 20, 2006. (5)

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a
10% interest in Endesa.) (English Translation) (6)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish
Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in
relation to Acciona and Endesa.) (English Translation) (6)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original) (6)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho
Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation) (6)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to
Acciona’s investment in Endesa.) (English Translation) (6)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish
Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in
relation to Acciona.) (English Translation) (6)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total
Returns Swaps having reach 5.01%.) (English Translation) (6)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of the
commencement of a lawsuit by E.ON in the United States District Court for the Southern
District of New York.) (English Translation) (6)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total
Returns Swaps having reached 9.63%.) (English Translation) (6)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit
Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives
Association, Inc. Master Agreement with Confirmations dated September 25 and 27,
2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original
English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in
Spanish translation) the Complaint filed as Exhibit 99.1. (English Translation, without exhibits filed otherwise with this Schedule 13D) (6)

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English
Translation) (6)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON
Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A.
(Civil Action No. 06 CV 8720) (6)

99.22	Hecho Relevante (No. 74537) filed on December 22, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Long-
Term Financing and the Acciona Financing.) (7)

99.23	Hecho Relevante (Nos. 75419, 75427, 75428, 75434, 75436, 75438 and 75439) filed on
January 10, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de
Valores. (Notification related to purchase of additional Shares and attaching the original
Spanish language versions of the financing agreements, English translations of which have been filed as Exhibits 10.9 through 10.13 hereto and the CMOFs) (8)

99.24	Letter from the Spanish Comisión Nacional del Mercado de Valores to Acciona, dated
January 8, 2006, attaching a copy of the E.ON CNMV Complaint. (English Translation) (8)

99.25	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge,
United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No.
06 CV 8720), dated January 9, 2007. (8)

99.26	Response to the request for information made by the CNMV in connection with the E.ON
CNMV Complaint submitted by Acciona, S.A. on January 12, 2007 to the CNMV. (9)

99.27	Report for Public Disclosure (No. 22272) filed on January 12, 2007 by Acciona, S.A.
with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the
E.ON CNMV Complaint and attaching the original Spanish language version of
Acciona’s Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint, an English translation of which has been filed as
Exhibit 99.26 hereto). (9)

99.28	English Translation of Official Request submitted to the CNMV by Acciona, S.A., on
January 16, 2007, relating to E.ON. (10)

99.29	English Translation of Supplement to Official Request submitted to the CNMV by
Acciona, S.A., on January 19, 2007, relating to E.ON (10)

99.30	Acciona Presentation, “Endesa independent: an alternative with greater value,” dated
January 25, 2007 (11)

99.31	Report for Public Disclosure (Nos. 22570 and 22577) filed on January 25, 2007 by
Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores.
(Notification related to the Acciona presentation, “Endesa independent: an alternative with greater value,” which presentation is attached hereto as Exhibit 99.30) (11)

99.32	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge,
United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No.
06 CV 8720), dated February 5, 2007 (12)

99.33	Report for Public Disclosure (No. 22651) filed on February 6, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the
February 5, 2007 Opinion and Order rendered by the Honorable Denise Cote, United
States District Judge, United States District Court, Southern District of New York, which
Opinion and Order is attached as Exhibit 99.32 hereto) (12)

99.34	Hecho Relevante (No. 78380) filed on March 23, 2007 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification related to Acciona’s discussions with ENEL Società per Azioni) (English translation)

_________________________________________

(1) Filed with Amendment No. 1 to the Schedule 13D
(2) Filed with Amendment No. 2 to the Schedule 13D
(3) Filed with Amendment No. 3 to the Schedule 13D
(4) Filed with Amendment No. 4 to the Schedule 13D
(5) Filed with Amendment No. 5 to the Schedule 13D
(6) Filed with Amendment No. 6 to the Schedule 13D
(7) Filed with Amendment No. 7 to the Schedule 13D
(8) Filed with Amendment No. 8 to the Schedule 13D
(9) Filed with Amendment No. 9 to the Schedule 13D
(10) Filed with Amendment No. 10 to the Schedule 13D
(11) Filed with Amendment No. 11 to the Schedule 13D
(12) Filed with Amendment No. 12 to the Schedule 13D